March 1, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Arch Coal, Inc.

Registration Statement on Form S-4

Ladies and Gentleman:

Arch Coal, Inc., a Delaware corporation (“Arch Coal”), the obligor under its 7.000% Senior Notes due 2019 (CUSIP Nos. 039380AD2 and U0393CAB1) (the “Old 2019 Notes”) and its 7.250% Senior Notes due 2021 (CUSIP Nos. 039380AF7 and U0393CAC9) (the “Old 2021 Notes” and, together with the Old 2019 Notes, the “Original Notes”), and the direct or indirect subsidiaries of Arch Coal listed on the signature pages to this letter (together with Arch Coal, the “Registrants”), which have guaranteed Arch Coal’s obligations under the Original Notes, are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 (File No. 333-179842) in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  The Registrants represent as follows:

(a)           The Registrants have not entered into any arrangement or understanding with any person to distribute Arch Coal’s 7.000% Senior Notes due 2019 (CUSIP No. 039380AE0) (the “New 2019 Notes”) or Arch Coal’s 7.250% Senior Notes due 2021 (CUSIP No. 039380A65) (the “New 2021 Notes and, together with the New 2019 Notes, the “Exchange Notes”) to be received in the Exchange Offer, and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the applicable Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of any Exchange Notes to be received in the Exchange Offer.

(b)           In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing any Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

(c)           The Registrants acknowledge that such a secondary resale transaction by such persons participating in the Exchange Offer for the purpose of distributing Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

(d)           The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such Exchange Notes.

(e)           The Registrants represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.

(f)            The Registrants will include in the related letter of transmittal (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)                                     If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(ii)                                  If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

ARCH COAL, INC.

By:	/s/ John T. Drexler

John T. Drexler
Senior Vice President and
Chief Financial Officer

ALLEGHENY LAND COMPANY
ARCH COAL SALES COMPANY, INC.
ARCH COAL TERMINAL, INC.
ARCH COAL WEST, LLC
ARCH DEVELOPMENT, LLC
ARCH ENERGY RESOURCES, LLC
ARCH RECLAMATION SERVICES, INC.
ARK LAND COMPANY
ARK LAND KH, INC.
ARK LAND LT, INC.
ARK LAND WR, INC.
ASHLAND TERMINAL, INC.
BRONCO MINING COMPANY, INC.
CATENARY COAL HOLDINGS, INC.
COAL-MAC, INC.
COALQUEST DEVELOPMENT LLC
CUMBERLAND RIVER COAL COMPANY
HAWTHORNE COAL COMPANY, INC.
HUNTER RIDGE, INC.
HUNTER RIDGE COAL COMPANY
HUNTER RIDGE HOLDINGS, INC.
ICG, INC.
ICG, LLC
ICG ADDCAR SYSTEMS, LLC

By:	/s/ John T. Drexler

John T. Drexler
Vice President

ICG BECKLEY, LLC
ICG EAST KENTUCKY, LLC
ICG EASTERN, LLC
ICG EASTERN LAND, LLC
ICG HAZARD, LLC
ICG HAZARD LAND, LLC
ICG ILLINOIS, LLC
ICG KNOTT COUNTY, LLC
ICG NATURAL RESOURCES, LLC
ICG TYGART VALLEY, LLC
INTERNATIONAL COAL GROUP, INC.
JULIANA MINING COMPANY, INC.
KING KNOB COAL CO., INC.
LONE MOUNTAIN PROCESSING, INC.
MARINE COAL SALES COMPANY
MELROSE COAL COMPANY, INC.
MINGO LOGAN COAL COMPANY
MOUNTAIN GEM LAND, INC.
MOUNTAIN MINING, INC.
MOUNTAINEER LAND COMPANY
OTTER CREEK COAL, LLC
PATRIOT MINING COMPANY, INC.
POWELL MOUNTAIN ENERGY, LLC
PRAIRIE HOLDINGS, INC.
SHELBY RUN MINING COMPANY, LLC
SIMBA GROUP, INC.
UPSHUR PROPERTY, INC.
VINDEX ENERGY CORPORATION
WESTERN ENERGY RESOURCES, INC.
WHITE WOLF ENERGY, INC.
WOLF RUN MINING COMPANY

By:	/s/ John T. Drexler

John T. Drexler
Vice President